



12010592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

FEB 2 9 2012 66578

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/11_____ AND ENDING _____12/31/11_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Charles River Brokerage, LLC.:

24 New England Executive Park, Burlington, MA 01803

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director – President (781) 425-3101
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name - *if individual, state last, first, middle name*)

226 Causeway St. 6th floor   Boston   Massachusetts   02114
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond**

SEC 1410 (06-02)



Statement of Financial Condition and
Report of Independent Registered Public Accounting
Firm

Charles River Brokerage, LLC

December 31, 2011

Contents

 **Grant Thornton**

Audit • Tax • Advisory

Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155

T 617.723.7900
F 617.723.3640
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Managing Member
Charles River Brokerage, LLC

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC, (the "Company") as of December 31, 2011, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 28, 2012

CHARLES RIVER BROKERAGE, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

ASSETS:

Cash and cash equivalents	$	14,587,410
Marketable security, at fair value (cost $4,746)		4,902
Accounts receivable		787,513
Revenue earned, not yet billed		646,446
Prepaid expenses and other assets		146,045
Cash deposit with clearing broker		250,000
Fixed assets at cost, less accumulated depreciation of $256,638		167,702
Total assets	$	16,590,018

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	473,693
Due to member		98,523
Deferred rent		103,127
Deferred compensation		701,239
Total liabilities		1,376,582
Member's equity		15,213,436
Total liabilities and member's equity	$	16,590,018

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a single member limited liability company ("SMLLC") under the laws of the Commonwealth of Massachusetts on March 25, 2004. On April 26, 2010, the Company formed a wholly owned subsidiary, Charles River Brokerage Canada Ltd., in British Columbia, Canada. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements ("ITMA") with other broker dealers, whereby the company receives commissions on certain trades executed by such broker dealers. During 2010, the Company became a provider of Alternative trading systems ("ATS"). The Company provides electronic execution capabilities for buy-side clients through the Charles River Equity Crossing ("CReX") system. This system incorporates global real-time electronic trading via the Financial Information Exchange ("FIX") through a broker-neutral network.

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also makes payments for expenses incurred by the Company in the normal course of business. At December 31, 2011, the Company had a net due to the Member of $98,523 resulting from services provided and vendor payments made by the Member on behalf of the company.

The accompanying financial statement have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Charles River Brokerage, LLC and its wholly owned subsidiary Charles River Brokerage, Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalent

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2011 is $13,278,601 invested in U.S. Treasury obligations money market fund.

Fair Value Measurement

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

CHARLES RIVER BROKERAGE, LLC
Notes to Statement of Financial Condition - Continued
December 31, 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company's cash equivalents represent U.S. Treasury obligations money market mutual funds.

Our marketable security consists of an investment in a single stock and is classified as a trading security, which is recorded at fair value.

The following tables represent the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2011.

Valuation Inputs	Marketable Security	Cash Equivalent
Level 1 - Quoted Prices	$ 4,902	$ 13,278,601
Level 2 - Other Significant Observable Inputs	-	-
Level 3 - Significant Unobservable Inputs	-	-
	$ 4,902	$ 13,278,601

There were no transfers between Level 1, 2 or 3 in 2011.

Cash Deposit with Clearing Broker

The Company has a $250,000 deposit with its clearing broker as further described in Note E.

Accounts Receivable, Net

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10
Leasehold improvements	Shorter of expected life or term of lease

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Income Taxes

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return. The Canadian subsidiary which was started in 2011 incurred some legal startup and organization expenses. Any Canadian tax benefit would be immaterial.

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The company evaluated its uncertain tax positions as of January 1, 2011, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2008 to 2011 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

NOTE C - FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized.

NOTE C - FIXED ASSETS - Continued

Fixed assets consisted of the following at December 31, 2011:

Furniture and fixtures	$ 41,526
Computer hardware	168,733
Office equipment	1,218
Telecommunications equipment	16,292
Leasehold improvements	150,706
Computer software	45,865
	424,340
Less: accumulated depreciation and amortization	(256,638)
	$ 167,702

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis as well as certain direct expenses incurred by the Member on behalf of the Company. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions.

Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events.

NOTE D - RELATED-PARTY TRANSACTIONS - Continued

The Phantom Stock Unit Plan activity is summarized below.

	Qualified Phantom Stock Units	Exercise Price per Unit	Weighted Average Exercise Price per Unit
Outstanding, December 31, 2010	20,700	$6.12 - $29.91	$18.02
Forfeitures	250	$29.91	$29.91
Outstanding, December 31, 2011	20,450	$6.12 - $29.91	$18.24
Exercisable, December 31, 2011	19,650	$6.12 - $29.91	$17.35

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a clearing agreement with a clearing broker-dealer. The agreement provides for monthly payments to the broker-dealer of $10,000 beginning December 2008 and thereafter. Additionally, the Company has a $250,000 deposit with its cleaning broker-dealer.

Leases

The Company conducts its operations in office facilities leased as a co-tenant with the member through February 2014. The lease contains escalation clauses which increase the rent over time. The result of these increases is reflected in the rent payments below. At December 31, 2011, minimum annual rental commitments under non-cancelable leases were as follows:

Fiscal Year

2012	$ 141,311
2013	146,217
2014	28,882
	$ 316,410

CHARLES RIVER BROKERAGE, LLC
Notes to Statement of Financial Condition - Continued
December 31, 2011

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

The lease agreement includes rent escalation and landlord allowances which are accounted for on a straight line basis. The net effect of the straight line expense recognition is a deferred liability of $103,127 at December 31, 2011.

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2011, two customers accounted for 34% of the Company's accounts receivable, and one customer accounted for 13% of the Company's revenue earned not yet billed.

During the year ended 2011, the Company maintained substantially all of its U.S. demand deposit accounts and money market accounts with a major bank. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $14,072,738 which was $13,981,117 in excess of its minimum net capital required of $91,621. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2011 was .10 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated its December 31, 2011 financial statement for subsequent events through the date the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.